FINANCIAL SUMMARY

(All financial information has been prepared in accordance with IFRS Accounting Standards)

FY2027 First Quarter

(April 1, 2026 through June 30, 2026)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2027 First Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with IFRS Accounting Standards)

English translation from the original Japanese-language document

August 4, 2026

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo and Nagoya Stock Exchanges in Japan
Code number	:	7203
URL	:	https://global.toyota/jp/
Representative	:	Kenta Kon, President
Contact person	:	Katsuhiro Mori, General Manager, Accounting Division Tel. (0565)28-2121
Payment date of cash dividends	:	—
Supplemental materials prepared for financial results	:	yes
Earnings announcement for financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2027 First Quarter (April 1, 2026 through June 30, 2026)

(1)	Consolidated financial results (For the first quarter ended June 30)

	(% of change from previous first quarter)
	Sales revenues		Operating income		Income before income taxes		Net income		Net income attributable to Toyota Motor Corporation		Comprehensive income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2027 first quarter	13,525,400	10.4	1,063,473	-8.8	1,963,862	56.8	1,551,725	77.9	1,477,044	75.6	1,865,905	121.9
FY2026 first quarter	12,253,326	3.5	1,166,141	-10.9	1,252,152	-33.1	872,193	-36.0	841,345	-36.9	840,816	-61.7

	Earnings per share attributable to Toyota Motor Corporation – Basic	Earnings per share attributable to Toyota Motor Corporation – Diluted
	Yen	Yen
FY2027 first quarter	120.69	120.69
FY2026 first quarter	64.56	64.56

(2)	Consolidated financial position

	Total assets	Total shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2027 first quarter	102,635,116	38,228,932	37,308,828	36.4
FY2026	105,522,331	41,020,068	39,918,854	37.8

2.	Cash Dividends

	Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2026	—	45.00	—	50.00	95.00
FY2027	—
FY2027 (forecast)		50.00	—	50.00	100.00

(Note)	Revisions to the forecast of cash dividends since the latest announcement: none

3.	Forecast of Consolidated Results for FY2027 (April 1, 2026 through March 31, 2027)

	(% of change from FY2026)
	Sales revenues		Operating income		Income before income taxes		Net income attributable to Toyota Motor Corporation		Earnings per share attributable to Toyota Motor Corporation – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	54,000,000	6.5	3,400,000	-9.7	4,570,000	-11.3	3,250,000	-15.5	272.17

(Note)	Revisions to the forecast of consolidated results since the latest announcement: yes

Notes

(1)	Significant changes in the scope of consolidation during the period: yes
Excluded: 70 companies (Hino Motors, Ltd. and its consolidated subsidiaries)

(2)	Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS Accounting Standards: none

(ii)	Changes other than (2)-(i) above: none

(iii)	Changes in accounting estimates: none

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock): FY2027 first quarter 14,594,987,460 shares, FY2026 15,794,987,460 shares

(ii)	Number of treasury stock at the end of each period: FY2027 first quarter 2,753,153,800 shares,
FY2026 2,761,602,986 shares

(iii)	Average number of shares issued and outstanding in each period: FY2027 first quarter 12,238,756,596 shares,
FY2026 first quarter 13,032,932,250 shares

(Note)

Toyota Motor Corporation has adopted a share-based compensation plan using a Stock-Granting Employee Stock Ownership Plan (ESOP) Trust. Toyota Motor Corporation shares held by the Trust are included in both the number of shares of treasury stock at the end of the fiscal period, as well as the shares of treasury stock to be deducted when calculating the average number of shares during the period.

Review of the Japanese-language originals of the attached condensed quarterly consolidated financial statements by certified public accountants or an audit firm: none

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect the plans and expectations of Toyota Motor Corporation and its consolidated subsidiaries (“Toyota”). These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws and regulations, as well as other government actions, in the markets in which Toyota operates that affect Toyota’s operations, particularly laws, regulations and government actions relating to vehicle safety including remedial measures such as recalls, environmental protection, vehicle emissions and vehicle fuel economy, and tariffs and other trade policies, as well as current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota Motor Corporation’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

In order to convey top management’s aspirations and the company’s direction to all those whose lives are touched by Toyota, Toyota communicates what Toyota is really like through “Toyota Times.”

“Toyota Times” (https://toyotatimes.jp/en/)

TOYOTA MOTOR CORPORATION FY2027 First Quarter Financial Summary

Supplemental Material for Financial Results for FY2027 First Quarter

TOYOTA MOTOR CORPORATION FY2027 First Quarter Financial Summary

Financial Results and Position

1. Consolidated Financial Results for FY2027 First Quarter

Financial Results

Consolidated vehicle unit sales in Japan and overseas decreased by 17 thousand units, or 0.7%, to 2,395 thousand units in FY2027 first quarter (the first quarter ended June 30, 2026) compared with FY2026 first quarter (the first quarter ended June 30, 2025). Vehicle unit sales in Japan increased by 43 thousand units, or 8.9%, to 524 thousand units in FY2027 first quarter compared with FY2026 first quarter. Meanwhile, overseas vehicle unit sales decreased by 60 thousand units, or 3.1%, to 1,870 thousand units in FY2027 first quarter compared with FY2026 first quarter.

The results of operations for FY2027 first quarter were as follows:

Sales revenues	13,525.4 billion yen	(an increase of 1,272.0 billion yen or 10.4% compared with FY2026 first quarter)

Operating income	1,063.4 billion yen	(a decrease of 102.6 billion yen or 8.8% compared with FY2026 first quarter)

Income before income taxes	1,963.8 billion yen	(an increase of 711.7 billion yen or 56.8% compared with FY2026 first quarter)

Net income attributable to Toyota Motor Corporation	1,477.0 billion yen	(an increase of 635.6 billion yen or 75.6% compared with FY2026 first quarter)

The changes in operating income were as follows:

Marketing efforts	an increase of 70.0 billion yen

Effects of changes in exchange rates	an increase of 345.0 billion yen

Cost reduction efforts	a decrease of 85.0 billion yen

Increase or decrease in expenses and expense reduction efforts	a decrease of 190.0 billion yen

Other	a decrease of 242.6 billion yen

TOYOTA MOTOR CORPORATION FY2027 First Quarter Financial Summary

Segment Operating Results

(1) Automotive:

Sales revenues for the automotive operations increased by 973.1 billion yen, or 8.8%, to 12,012.7 billion yen in FY2027 first quarter compared with FY2026 first quarter. However, operating income decreased by 191.4 billion yen, or 21.0%, to 719.9 billion yen in FY2027 first quarter compared with FY2026 first quarter. The decrease in operating income was mainly due to the increase in expenses and others.

(2) Financial services:

Sales revenues for the financial services operations increased by 264.5 billion yen, or 23.3%, to 1,400.6 billion yen in FY2027 first quarter compared with FY2026 first quarter, and operating income increased by 53.4 billion yen, or 24.0%, to 275.6 billion yen in FY2027 first quarter compared with FY2026 first quarter. The increase in operating income was mainly due to increase in loan balance.

(3) All other:

Sales revenues for all other businesses increased by 127.0 billion yen, or 37.0%, to 469.9 billion yen in FY2027 first quarter compared with FY2026 first quarter, and operating income increased by 44.2 billion yen, or 118.0%, to 81.6 billion yen in FY2027 first quarter compared with FY2026 first quarter.

Geographic Information

(1) Japan:

Sales revenues in Japan increased by 613.8 billion yen, or 11.8%, to 5,824.5 billion yen in FY2027 first quarter compared with FY2026 first quarter. However, operating income decreased by 104.9 billion yen, or 16.3%, to 540.1 billion yen in FY2027 first quarter compared with FY2026 first quarter. The decrease in operating income was mainly due to the increase in expenses and others.

(2) North America:

Sales revenues in North America increased by 791.5 billion yen, or 14.9%, to 6,105.7 billion yen in FY2027 first quarter compared with FY2026 first quarter, and operating income increased by 206.6 billion yen to 185.4 billion yen in FY2027 first quarter compared with FY2026 first quarter. The increase in operating income was mainly due to the decrease in expenses and expense reduction efforts.

(3) Europe:

Sales revenues in Europe increased by 318.2 billion yen, or 20.4%, to 1,879.8 billion yen in FY2027 first quarter compared with FY2026 first quarter, and operating income increased by 10.2 billion yen, or 10.6%, to 107.2 billion yen in FY2027 first quarter compared with FY2026 first quarter. The increase in operating income was mainly due to marketing efforts.

(4) Asia:

Sales revenues in Asia increased by 201.9 billion yen, or 9.5%, to 2,336.3 billion yen in FY2027 first quarter compared with FY2026 first quarter. However, operating income decreased by 7.4 billion yen, or 3.4%, to 208.3 billion yen in FY2027 first quarter compared with FY2026 first quarter. The decrease in operating income was mainly due to the increase in expenses and others.

(5) Other (Central and South America, Oceania, Africa and the Middle East):

Sales revenues in other regions increased by 144.7 billion yen, or 12.8%, to 1,272.1 billion yen in FY2027 first quarter compared with FY2026 first quarter. However, operating income decreased by 1.5 billion yen, or 1.6%, to 92.5 billion yen in FY2027 first quarter compared with FY2026 first quarter. The decrease in operating income was mainly due to the effects of marketing activities.

TOYOTA MOTOR CORPORATION FY2027 First Quarter Financial Summary

2. Consolidated Financial Position for FY2027 First Quarter

Financial Position

The financial position for FY2027 first quarter was as follows:

Total assets decreased by 2,887.2 billion yen, or 2.7%, to 102,635.1 billion yen at the end of FY2027 first quarter compared with the end of FY2026. Liabilities decreased by 96.0 billion yen, or 0.1%, to 64,406.1 billion yen at the end of FY2027 first quarter compared with the end of FY2026. Shareholders’ equity decreased by 2,791.1 billion yen, or 6.8%, to 38,228.9 billion yen at the end of FY2027 first quarter compared with the end of FY2026.

Overview of Cash Flow

Cash and cash equivalents decreased by 2,316.5 billion yen, or 18.3%, to 10,343.0 billion yen at the end of FY2027 first quarter compared with the end of FY2026.

The increases or decreases for each cash flow activity compared with the previous fiscal year are as follows:

Cash flows from operating activities

Net cash flows from operating activities resulted in an increase in cash by 536.5 billion yen for FY2027 first quarter. Net cash provided by operating activities decreased by 1,339.9 billion yen from 1,876.4 billion yen for FY2026 first quarter.

Cash flows from investing activities

Net cash flows from investing activities resulted in an increase in cash by 1,427.4 billion yen for FY2027 first quarter. Net cash provided by investing activities increased by 3,229.4 billion yen from 1,802.0 billion yen net cash used for FY 2026 first quarter.

Cash flows from financing activities

Net cash flows from financing activities resulted in a decrease in cash by 4,339.0 billion yen for FY2027 first quarter. Net cash used in financing activities increased by 3,535.8 billion yen from 803.2 billion yen for FY2026 first quarter.

TOYOTA MOTOR CORPORATION FY2027 First Quarter Financial Summary

Unaudited Condensed Quarterly Consolidated Financial Statements

1. Unaudited Condensed Quarterly Consolidated Statement of Financial Position

	Yen in millions
	March 31, 2026	June 30, 2026
Assets
Current assets
Cash and cash equivalents	12,659,622	10,343,085
Trade accounts and other receivables	3,795,986	4,019,645
Receivables related to financial services	13,478,474	14,086,337
Other financial assets	3,982,445	3,007,476
Inventories	5,134,996	5,469,806
Income tax receivable	235,425	235,285
Other current assets	1,520,330	1,560,257

Subtotal	40,807,277	38,721,891

Assets held for sale	2,016,804	130,922

Total current assets	42,824,081	38,852,813

Non-current assets
Investments accounted for using the equity method	5,342,548	5,539,499
Receivables related to financial services	25,488,182	26,205,839
Other financial assets	11,135,799	11,050,857
Property, plant and equipment
Land	1,351,625	1,363,545
Buildings	6,284,907	6,637,925
Machinery and equipment	17,509,377	17,683,383
Vehicles and equipment on operating leases	9,705,647	9,997,684
Construction in progress	1,719,808	1,530,026

Total property, plant and equipment, at cost	36,571,364	37,212,563

Less - Accumulated depreciation and impairment losses	(19,504,000)	(19,856,144)

Total property, plant and equipment, net	17,067,365	17,356,419

Right of use assets	901,232	881,373
Intangible assets	1,392,755	1,367,455
Deferred tax assets	555,596	588,659
Other non-current assets	814,773	792,202

Total non-current assets	62,698,250	63,782,303

Total assets	105,522,331	102,635,116

TOYOTA MOTOR CORPORATION FY2027 First Quarter Financial Summary

	Yen in millions
	March 31, 2026	June 30, 2026
Liabilities
Current liabilities
Trade accounts and other payables	5,856,945	5,683,767
Short-term and current portion of long-term debt	17,581,104	17,868,651
Accrued expenses	2,112,571	2,173,335
Other financial liabilities	2,384,008	2,490,327
Income taxes payable	711,675	509,014
Liabilities for quality assurance	2,097,943	2,141,815
Provisions	431,191	572,113
Other current liabilities	1,735,034	1,799,672

Subtotal	32,910,472	33,238,696

Liabilities directly associated with assets held for sale	694,547	—

Total current liabilities	33,605,019	33,238,696

Non-current liabilities
Long-term debt	25,624,365	26,084,517
Other financial liabilities	1,157,413	1,182,869
Retirement benefit liabilities	1,022,483	1,000,738
Deferred tax liabilities	1,584,505	1,313,465
Provisions	498,463	544,665
Other non-current liabilities	1,010,015	1,041,234

Total non-current liabilities	30,897,244	31,167,489

Total liabilities	64,502,263	64,406,184

Shareholders’ equity
Common stock	397,050	397,050
Additional paid-in capital	456,742	366,736
Retained earnings	38,709,858	37,623,983
Other components of equity	4,544,019	4,568,158
Other comprehensive income associated with assets held for sale	266,596	—
Treasury stock	(4,455,410)	(5,647,099)

Total Toyota Motor Corporation shareholders’ equity	39,918,854	37,308,828

Non-controlling interests	1,101,214	920,104

Total shareholders’ equity	41,020,068	38,228,932

Total liabilities and shareholders’ equity	105,522,331	102,635,116

TOYOTA MOTOR CORPORATION FY2027 First Quarter Financial Summary

2. Unaudited Condensed Quarterly Consolidated Statement of Income and

 Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Income

	Yen in millions
	For the first quarter ended June 30, 2025	For the first quarter ended June 30, 2026
Sales revenues
Sales of products	11,129,393	12,142,263
Financial services	1,123,933	1,383,137

Total sales revenues	12,253,326	13,525,400

Costs and expenses
Cost of products sold	9,337,703	10,185,856
Cost of financial services	719,810	901,297
Selling, general and administrative	1,029,672	1,374,774

Total costs and expenses	11,087,185	12,461,927

Operating income	1,166,141	1,063,473

Share of profit (loss) of investments accounted for using the equity method	141,044	210,685
Other finance income	153,721	850,594
Other finance costs	(6,211)	(285,617)
Foreign exchange gain (loss), net	(212,375)	112,378
Other income (loss), net	9,832	12,348

Income before income taxes	1,252,152	1,963,862

Income tax expense	379,959	412,136

Net income	872,193	1,551,725

Net income attributable to
Toyota Motor Corporation	841,345	1,477,044
Non-controlling interests	30,848	74,681

Net income	872,193	1,551,725

	Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	64.56	120.69

Diluted	64.56	120.69

TOYOTA MOTOR CORPORATION FY2027 First Quarter Financial Summary

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

	Yen in millions
	For the first quarter ended June 30, 2025	For the first quarter ended June 30, 2026
Net income	872,193	1,551,725
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	126,109	291,475
Remeasurements of defined benefit plans	(2,557)	(2,916)
Share of other comprehensive income of equity method investees	(16,119)	(29,063)

Total of items that will not be reclassified to profit (loss)	107,432	259,496

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	(110,435)	31,635
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	39,342	(21,021)
Share of other comprehensive income of equity method investees	(67,717)	44,070

Total of items that may be reclassified subsequently to profit (loss)	(138,809)	54,684

Total other comprehensive income, net of tax	(31,377)	314,180

Comprehensive income	840,816	1,865,905

Comprehensive income for the period attributable to
Toyota Motor Corporation	806,064	1,784,912
Non-controlling interests	34,752	80,993

Comprehensive income	840,816	1,865,905

TOYOTA MOTOR CORPORATION FY2027 First Quarter Financial Summary

3. Unaudited Condensed Quarterly Consolidated Statement of Changes in Equity

For the first quarter ended June 30, 2025

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2025	397,050	492,368	35,841,218	3,610,133	(4,415,943)	35,924,826	954,088	36,878,913

Comprehensive income
Net income	—	—	841,345	—	—	841,345	30,848	872,193
Other comprehensive income, net of tax	—	—	—	(35,281)	—	(35,281)	3,904	(31,377)

Total comprehensive income	—	—	841,345	(35,281)	—	806,064	34,752	840,816

Transactions with owners and other
Dividends paid	—	—	(652,446)	—	—	(652,446)	(33,316)	(685,763)
Repurchase of treasury stock	—	—	—	—	(39,953)	(39,953)	—	(39,953)
Reissuance of treasury stock	—	752	—	—	1,113	1,866	—	1,866
Equity transactions and other	—	(152)	—	—	—	(152)	(2,674)	(2,826)

Total transactions with owners and other	—	600	(652,446)	—	(38,840)	(690,687)	(35,990)	(726,677)

Reclassification to retained earnings	—	—	86,336	(86,336)	—	—	—	—

Balances at June 30, 2025	397,050	492,968	36,116,452	3,488,516	(4,454,783)	36,040,203	952,849	36,993,052

For the first quarter ended June 30, 2026

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Other comprehensive income associated with assets held for sale	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2026	397,050	456,742	38,709,858	4,544,019	266,596	(4,455,410)	39,918,854	1,101,214	41,020,068

Comprehensive income
Net income	—	—	1,477,044	—	—	—	1,477,044	74,681	1,551,725
Other comprehensive income, net of tax (Note 1)	—	—	—	307,868	—	—	307,868	6,312	314,180

Total comprehensive income	—	—	1,477,044	307,868	—	—	1,784,912	80,993	1,865,905

Transactions with owners and other
Dividends paid	—	—	(651,697)	—	—	—	(651,697)	(25,281)	(676,978)
Repurchase of treasury stock	—	—	—	—	—	(3,656,884)	(3,656,884)	—	(3,656,884)
Reissuance of treasury stock	—	587	—	—	—	1,703	2,290	—	2,290
Retirement of treasury stock (Note 3)	—	(1,945)	(2,461,547)	—	—	2,463,492	—	—	—
Equity transactions and other (Note 1,2)	—	(88,648)	—	—	—	—	(88,648)	(236,821)	(325,470)

Total transactions with owners and other	—	(90,006)	(3,113,244)	—	—	(1,191,689)	(4,394,939)	(262,103)	(4,657,041)

Reclassification to retained earnings (Note 1)	—	—	550,324	(550,324)	—	—	—	—	—
Transfer from other comprehensive income associated with assets held for sale (Note 1)	—	—	—	266,596	(266,596)	—	—	—	—

Balances at June 30, 2026	397,050	366,736	37,623,983	4,568,158	—	(5,647,099)	37,308,828	920,104	38,228,932

(Note 1) The change primarily includes the impact of the disposition of shares in Toyota Industries Corporation and the deconsolidation of Hino Motors, Ltd.

(Note 2) The change primarily includes the impact of the acquisition of shares in Toyota Motor Hamura, Inc.

(Note 3) The change includes a reclassification from retained earnings to additional paid-in capital.

TOYOTA MOTOR CORPORATION FY2027 First Quarter Financial Summary

4. Unaudited Condensed Quarterly Consolidated Statement of Cash Flows

	Yen in millions
	For the first quarter ended June 30, 2025	For the first quarter ended June 30, 2026
Cash flows from operating activities
Net income	872,193	1,551,725
Depreciation and amortization	551,824	642,139
Interest income and interest costs related to financial services, net	(190,179)	(219,832)
Share of profit (loss) of investments accounted for using the equity method	(141,044)	(210,685)
Income tax expense	379,959	412,136
Changes in operating assets and liabilities, and other	138,032	(1,431,911)
Interest received	657,480	740,486
Dividends received	275,451	283,339
Interest paid	(357,368)	(401,412)
Income taxes paid, net of refunds	(309,868)	(829,435)

Net cash provided by (used in) operating activities	1,876,481	536,551

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(503,807)	(497,447)
Additions to equipment leased to others	(669,737)	(736,856)
Proceeds from sales of fixed assets excluding equipment leased to others	5,635	6,724
Proceeds from sales of equipment leased to others	352,182	411,659
Additions to intangible assets	(69,378)	(71,229)
Additions to public and corporate bonds and stocks	(497,457)	(1,377,602)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	888,821	3,188,917
Other, net	(1,308,261)	503,290

Net cash provided by (used in) investing activities	(1,802,002)	1,427,456

Cash flows from financing activities
Increase (decrease) in short-term debt	40,352	2,179
Proceeds from long-term debt	3,080,551	3,550,204
Payments of long-term debt	(3,197,589)	(3,406,472)
Dividends paid to Toyota Motor Corporation common shareholders	(652,446)	(651,697)
Dividends paid to non-controlling interests	(33,316)	(25,281)
Repurchase of treasury stock	(39,953)	(3,656,884)
Other, net	(882)	(151,147)

Net cash provided by (used in) financing activities	(803,284)	(4,339,099)

Effect of exchange rate changes on cash and cash equivalents	(42,743)	58,556

Net increase (decrease) in cash and cash equivalents	(771,548)	(2,316,536)

Cash and cash equivalents at beginning of period	8,982,404	12,659,622

Cash and cash equivalents at end of period	8,210,856	10,343,085

TOYOTA MOTOR CORPORATION FY2027 First Quarter Financial Summary

5. Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(1) Going Concern Assumption

None

TOYOTA MOTOR CORPORATION FY2027 First Quarter Financial Summary

(2) Segment Information

(i) Outline of reporting segments

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, SUVs, trucks and related parts and accessories. The Financial services segment consists primarily of financing and vehicle leasing operations to assist in the merchandising of Toyota’s products as well as other products. The All other segment includes telecommunications and other businesses.

(ii) Segment operating results

For the first quarter ended June 30, 2025:

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	10,983,969	1,123,933	145,425	—	12,253,326
Inter-segment revenues and transfers	55,694	12,176	197,465	(265,335)	—

Total	11,039,662	1,136,108	342,890	(265,335)	12,253,326
Operating expenses	10,128,243	913,853	305,424	(260,335)	11,087,185

Operating income	911,419	222,255	37,466	(5,000)	1,166,141

For the first quarter ended June 30, 2026:

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	11,958,132	1,383,137	184,131	—	13,525,400
Inter-segment revenues and transfers	54,640	17,533	285,785	(357,958)	—

Total	12,012,773	1,400,669	469,916	(357,958)	13,525,400
Operating expenses	11,292,847	1,125,005	388,237	(344,161)	12,461,927

Operating income	719,926	275,665	81,679	(13,796)	1,063,473

Accounting policies applied by each segment are in conformity with those of Toyota’s condensed quarterly consolidated financial statements. Transfers between industry segments are made at individually negotiated prices.

TOYOTA MOTOR CORPORATION FY2027 First Quarter Financial Summary

(iii) Geographic information

For the first quarter ended June 30, 2025:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	2,551,657	5,228,248	1,510,183	1,875,849	1,087,389	—	12,253,326
Inter-segment revenues and transfers	2,659,081	86,031	51,438	258,542	40,072	(3,095,164)	—

Total	5,210,738	5,314,279	1,561,621	2,134,391	1,127,461	(3,095,164)	12,253,326
Operating expenses	4,565,678	5,335,443	1,464,655	1,918,661	1,033,409	(3,230,661)	11,087,185

Operating income (loss)	645,060	(21,164)	96,966	215,730	94,052	135,497	1,166,141

For the first quarter ended June 30, 2026:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	2,571,762	6,020,893	1,822,326	1,859,524	1,250,894	—	13,525,400
Inter-segment revenues and transfers	3,252,826	84,890	57,534	476,793	21,270	(3,893,312)	—

Total	5,824,588	6,105,783	1,879,861	2,336,317	1,272,164	(3,893,312)	13,525,400
Operating expenses	5,284,453	5,920,308	1,772,628	2,128,011	1,179,637	(3,823,109)	12,461,927

Operating income	540,135	185,475	107,233	208,306	92,527	(70,203)	1,063,473

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

The above amounts are aggregated by region based on the location of the country where Toyota Motor Corporation or consolidated subsidiaries are located. Transfers between geographic areas are made at individually negotiated prices.

TOYOTA MOTOR CORPORATION FY2027 First Quarter Financial Summary

(iv) Sales revenues by location of external customers

	Yen in millions
	For the first quarter ended June 30,
	2025	2026
Japan	1,870,520	1,922,090
North America	5,241,642	6,045,746
Europe	1,486,619	1,798,376
Asia	1,847,204	1,998,731
Other	1,807,341	1,760,456

Total	12,253,326	13,525,400

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION FY2027 First Quarter Financial Summary

(3) Assets Held for Sale

Toyota has reclassified part of its holdings of ARCHION CORPORATION (“ARCHION”) shares as held for sale and presented them as assets held for sale at the end of FY2027 first quarter, because the secondary offering of common stock was approved by ARCHION and the planned sale of part of the ARCHION shares held by Toyota are expected to be completed in the year ending March 31, 2027.

Supplemental Material for Financial Results for FY2027 First Quarter (Consolidated)

< IFRS >

	FY2026										FY2027		FY2027
	1Q (2025/4-6)		2Q (2025/7-9)		3Q (2025/10-12)		4Q (2026/1-3)		12 months (‘25/4-‘26/3)		1Q (2026/4-6)		Forecast 12 months (‘26/4-‘27/3)
Vehicle Production (thousands of units)	2,301		2,321		2,362		2,309		9,293		2,355	(Note 1)
(Japan) –including Daihatsu & Hino	994		1,013		1,076		1,065		4,149		1,023
[Daihatsu & Hino]	[210	]	[211	]	[242	]	[243	]	[907	]	[195	]
(Overseas) –including Daihatsu & Hino	1,306		1,308		1,286		1,243		5,144		1,332
[Daihatsu & Hino]	[86	]	[101	]	[111	]	[105	]	[404	]	[105	]
North America	557		524		511		458		2,050		550
Europe	197		185		217		216		815		194
Asia	423		466		459		455		1,802		454
Central and South America	101		97		66		78		342		107
Africa	30		37		33		36		135		27
Vehicle Sales (thousands of units)	2,411		2,372		2,519		2,293		9,595		2,395		9,700	(Note 1)
(Japan) –including Daihatsu & Hino	481		488		546		565		2,082		524		2,070
[Daihatsu & Hino]	[130	]	[134	]	[148	]	[158	]	[570	]	[118	]	[500	]
(Overseas) –including Daihatsu & Hino	1,930		1,883		1,972		1,728		7,513		1,870		7,630
[Daihatsu & Hino]	[48	]	[48	]	[53	]	[54	]	[203	]	[39	]	[150	]
North America	794		739		784		616		2,934		792		3,020
Europe	298		275		308		302		1,183		307		1,220
Asia	421		432		471		434		1,759		439		1,780
Central and South America	129		132		103		110		475		139		550
Oceania	78		76		73		61		289		68		310
Africa	60		77		69		68		275		61		280
Middle East	147		151		161		134		594		63		470
Other	2		1		1		1		5		1
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,829		2,814		2,964		2,677		11,283		2,714		11,180	(Note 1)

Supplemental 1

Supplemental Material for Financial Results for FY2027 First Quarter (Consolidated)

< IFRS >

	FY2026					FY2027		FY2027
	1Q (2025/4-6)	2Q (2025/7-9)	3Q (2025/10-12)	4Q (2026/1-3)	12 months (‘25/4-‘26/3)	1Q (2026/4-6)		Forecast 12 months (‘26/4-‘27/3)
Foreign Exchange Rates
Yen to US Dollar Rate	145	147	154	157	151	160		as premise: 160
Yen to Euro Rate	164	172	179	184	175	185		as premise: 181
Number of Employees	389,144	390,024	390,241	390,927	390,927	367,990	(Note 2)
Sales Revenues (billions of yen)	12,253.3	12,377.4	13,456.8	12,597.3	50,684.9	13,525.4		54,000.0
Geographic Information
Japan	5,210.7	5,302.5	5,812.3	5,748.4	22,074.1	5,824.5
North America	5,314.2	5,154.2	5,676.8	4,934.2	21,079.6	6,105.7
Europe	1,561.6	1,584.8	1,798.7	1,755.9	6,701.1	1,879.8
Asia	2,134.3	2,317.1	2,481.7	2,338.0	9,271.3	2,336.3
Other	1,127.4	1,199.7	1,161.3	1,270.4	4,758.9	1,272.1
Elimination	-3,095.1	-3,181.1	-3,474.1	-3,449.9	-13,200.4	-3,893.3
Business Segment
Automotive	11,039.6	11,060.8	12,072.7	11,244.4	45,417.7	12,012.7
Financial Services	1,136.1	1,194.2	1,257.0	1,269.7	4,857.1	1,400.6
All Other	342.8	392.9	432.3	483.2	1,651.4	469.9
Elimination	-265.3	-270.6	-305.2	-400.0	-1,241.2	-357.9
Operating Income (billions of yen)	1,166.1	839.5	1,191.0	569.4	3,766.2	1,063.4		3,400.0
(Operating Income Ratio) (%)	(9.5)	(6.8)	(8.9)	(4.5)	(7.4)	(7.9)		(6.3)
Geographic Information
Japan	645.0	472.1	679.3	524.5	2,321.0	540.1
North America	-21.1	-46.7	162.8	-287.5	-192.5	185.4
Europe	96.9	103.7	123.9	33.0	357.7	107.2
Asia	215.7	228.5	190.7	234.7	869.8	208.3
Other	94.0	107.8	56.2	70.7	328.9	92.5
Elimination	135.4	-26.0	-22.1	-6.1	81.1	-70.2
Business Segment
Automotive	911.4	574.0	934.9	356.6	2,777.0	719.9
Financial Services	222.2	228.2	212.9	188.3	851.7	275.6
All Other	37.4	31.3	46.8	16.3	132.0	81.6
Elimination	-5.0	5.8	-3.7	8.1	5.3	-13.7
Share of Profit (Loss) of Investments Accounted for Using the Equity Method (billions of yen)	141.0	131.5	165.2	114.8	552.7	210.6		580.0
Income before Income Taxes (billions of yen)	1,252.1	1,225.9	1,710.3	964.5	5,152.9	1,963.8		4,570.0
(Income before Income Taxes Ratio) (%)	(10.2)	(9.9)	(12.7)	(7.7)	(10.2)	(14.5)		(8.5)
Net Income Attributable to Toyota Motor Corporation (billions of yen)	841.3	932.0	1,257.4	817.2	3,848.0	1,477.0		3,250.0
(Net Income Ratio) (%)	(6.9)	(7.5)	(9.3)	(6.5)	(7.6)	(10.9)		(6.0)
Dividends
Cash Dividends (billions of yen)	—	586.5	—	651.6	1,238.2	—	(Note 3)
Cash Dividends per Share (yen)	—	45	—	50	95	—		100
Payout Ratio (%)	—	33.0	—	31.4	32.1	—		36.7
Value of Shares Repurchased (billions of yen)[actual purchase]	39.9	—	—	—	39.9	3,656.8	(Note 4)
Value of Shares Repurchased (billions of yen)[based on resolution]	—	—	—	3,656.8	3,656.8	1,000.0	(Note 4) (Note 5)
Number of Outstanding Shares (thousands)	15,794,987	15,794,987	15,794,987	15,794,987	15,794,987	14,594,987

Supplemental 2

Supplemental Material for Financial Results for FY2027 First Quarter (Consolidated)

< IFRS >

	FY2026					FY2027		FY2027
	1Q (2025/4-6)	2Q (2025/7-9)	3Q (2025/10-12)	4Q (2026/1-3)	12 months (‘25/4-‘26/3)	1Q (2026/4-6)		Forecast 12 months (‘26/4-‘27/3)
R&D Expenses (billions of yen)	355.8	354.4	372.9	439.5	1,522.8	383.2		1,600.0	(Note 6)
Depreciation Expenses (billions of yen)	327.5	344.3	360.6	386.3	1,418.9	377.8		1,650.0	(Note 7)
Geographic Information
Japan	143.5	155.5	164.2	179.0	642.4	163.6
North America	108.7	109.4	112.3	118.2	448.8	119.3
Europe	23.3	25.9	28.9	28.1	106.4	28.7
Asia	42.7	43.1	44.4	46.7	177.1	50.6
Other	9.2	10.1	10.6	14.1	44.1	15.4
Capital Expenditures (billions of yen)	392.4	530.4	594.2	873.4	2,390.6	410.5		2,300.0	(Note 7)
Geographic Information
Japan	193.8	254.4	249.1	401.7	1,099.2	199.8
North America	125.4	165.2	165.4	215.8	671.9	105.6
Europe	18.8	17.5	30.0	43.9	110.2	33.4
Asia	28.5	62.1	114.2	159.2	364.2	42.3
Other	25.8	31.0	35.3	52.6	144.8	29.0
Total Liquid Assets (billions of yen)	17,016.3	17,709.5	18,005.8	17,418.0	17,418.0	14,727.6	(Note 8)
Total Assets (billions of yen)	93,468.1	97,574.8	102,344.5	105,522.3	105,522.3	102,635.1
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	36,040.2	37,492.1	38,974.6	39,918.8	39,918.8	37,308.8
Return on Equity (%)					10.1
Return on Asset (%)					3.9
Number of Consolidated Subsidiaries (including Structured Entities)					602
Number of Associates and Joint Ventures Accounted for Using the Equity Method					159

Analysis of Consolidated Net Income Attributable to Toyota Motor Corporation for FY2027 (billions of yen, approximately)	1Q (2026/4-6)
Marketing Efforts	70.0
Effects of Changes in Exchange Rates	345.0
Cost Reduction Efforts	-85.0
From Engineering	-90.0
From Manufacturing and Logistics	5.0
Increase or Decrease in Expenses and Expense Reduction Efforts	-190.0
Other	-242.6
(Changes in Operating Income)	-102.6
Non-operating Income	814.3
Share of Profit (Loss) of Investments Accounted for Using the Equity Method	69.6
Income tax expense, Net Income Attributable to Non-controlling Interests	760.1
(Changes in Net Income Attributable to Toyota Motor Corporation)	635.6

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws and regulations, as well as other government actions, in the markets in which Toyota operates that affect Toyota’s operations, particularly laws, regulations and government actions relating to vehicle safety including remedial measures such as recalls, environmental protection, vehicle emissions and vehicle fuel economy, and tariffs and other trade policies, as well as current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota Motor Corporation’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

(Note 1)

FY2026 actual results include Hino-brand vehicles (vehicle production: 109 thousand of vehicles; vehicle sales: 104 thousands of vehicles; total retail unit sales: 109 thousands of vehicles). FY2027 actual results and forecast do not include Hino-brand vehicles (vehicle production and vehicle sales, however, include a portion of Hino-brand vehicles manufactured by Toyota`s consolidated subsidiaries).

(Note 2)	Shows the number of employees as of the end of each period (excluding loan employees from Toyota to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 3)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 4)	Excluding shares constituting less than one unit that were purchased upon request and the commission fees incurred for the repurchase
(Note 5)

States the maximum value of shares resolved to be repurchased if before the completion of the repurchase period, or the actual purchase price of shares repurchased pursuant to that resolution if after the completion of the repurchase period.

(Note 6)	Figures for R&D expenses are R&D activity related expenditures incurred during the reporting period and do not conform to “R&D Expenses” on Toyota’s Consolidated Statement of Income
(Note 7)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease or right of use assets
(Note 8)	Cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds, excluding in each case those relating to financial services

Supplemental 3